Mail Stop 4561

September 24, 2008

Tyler Wall, Esq. Vice President and General Counsel
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

      Re: Brocade Communications Systems, Inc.
              Registration Statement on Form S-4/A
              Filed September 23, 2008
              File No. 333-153205

Dear Mr. Wall:

      We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. The acknowledgments provided by the company in response to the closing comments of our September 16, 2008 letter should not deviate from the language used in our previous letter. Please provide these acknowledgments in a form consistent with the language used in our prior letter.

Exhibit 5.1

2. For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please have counsel file an updated legality opinion.

                                  ****

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3397, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Jay Ingram
Staff Attorney

cc: Via Facsimile (650) 849-7400
        Nancy H. Wojtas, Esq.
        Cooley Godward Kronish LLP